December 14, 2007

Mr. Michael C. Volley
Senior Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

RE:	Citizens Financial Corp
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File No. 002-96144

Dear Mr. Volley:

After receiving your letter dated November 30, 2007 regarding your limited review of our financial statements and related disclosures in our most recent Form 10-K, we reviewed your comments and will make revisions as detailed below.  The following paragraphs represent our responses to the individual comments you noted in your letter and include our intent to make revisions in future filings, as well as provide a draft of our proposed disclosures.

Form 10-K filed March 29, 2007

Selected Financial Data

General

1.
Regarding our disclosure of selected quarterly financial data as required by Item 302 of Regulation S-K, Citizens Financial Corp. is a Section 15(d) company under the Securities Exchange Act of 1934 and is not a Section 12 company thereunder, we do not believe that the selected quarterly financial data under Item 302 of Regulation S-K is required. Please see Item 302(a)(5) of Regulation S-K.

Five Year Summary, page 11

2.
We will revise in future filings our Five Year Summary to include long-term obligations for all periods presented as required by Item 301 of Regulation S-K.  The following table presents a draft of the revised disclosure as of December 31, 2006:

December 14, 2007
Volley

Citizens Financial Corp.

Selected Financial Data Five Year Summary
(in thousands of dollars, except per share data)
	2006	2005	2004	2003	2002

BALANCE SHEET DATA:
Total assets	$242,980	$238,190	$213,783	$209,129	$182,400
Securities	59,746	66,854	53,874	60,077	54,219
Loans, net	166,218	152,136	144,587	134,311	115,187
Deposits	196,543	190,486	165,301	161,549	147,741
Long-term obligations	3,512	5,145	4,146	3,403	1,879
Total shareholders' equity	20,278	19,613	20,223	20,478	20,605

SUMMARY OF OPERATIONS:
Interest income	$15,351	$12,976	$11,443	$11,415	$11,519
Interest expense	5,856	4,056	3,073	3,193	3,972

Net interest income	9,495	8,920	8,370	8,222	7,547
Provision for loan losses	423	275	935	324	288

Net interest income after provision for loan losses	9,072	8,645	7,435	7,898	7,259
Noninterest income	1,630	1,468	1,393	1,292	1,353
Noninterest expense	7,659	7,139	6,745	6,194	5,692

Income before income taxes	3,043	2,974	2,083	2,996	2,920
Income taxes	956	927	427	984	992
Net income	$2,087	$2,047	$1,656	$2,012	$1,928

PER SHARE DATA*:
Net income	$1.13	$1.10	$0.88	$1.05	$0.99
Cash dividends	$0.57	$0.53	$0.52	$0.50	$0.47

*Restated to reflect stock split in the form of a 200% stock dividend declared in March 2006.

December 14, 2007
Volley

Summary of Loan Loss Experience, page 15

3.
We will disclose, in future filings, our ratio of net losses to average loans outstanding for each of the last five fiscal years as required by Item IV.A. of Industry Guide 3.  The following table presents a draft of the revised analysis of our allowance for loan losses for each of the last five fiscal year ends.

	December 31
	2006	2005	2004	2003	2002
(in thousands of dollars)

Balance, beginning of year	$1,597	$1,378	$1,396	$1,386	$1,398
Charge offs:
Commercial, financial and agricultural	123	-	1,031	129	134
Real estate-mortgage	-	-	36	24	56
Installment	39	90	98	190	138
Total	162	90	1,165	343	328

Recoveries:
Commercial, financial and agricultural	4	5	192	21	3
Real estate-mortgage	-	1	-	-	1
Installment	11	28	20	8	24
Total	15	34	212	29	28

Net charge offs	147	56	953	314	300
Provisions for loan losses	423	275	935	324	288
Balance, end of year	$1,873	$1,597	$1,378	$1,396	$1,386

Ratio of net charge-offs during the period to average loans outstanding during the period	0.09%	0.04%	0.67%	0.25%	0.27%

Financial Statements

Consolidated Statements of Income, page 26

4.
In preparing each Form 10-K or Form 10-Q filed, we examine what is included in other noninterest income and other noninterest expense to determine whether any items exceed 1% of the sum of total interest income and total other income.  Any items that exceed this amount are separately presented as required by Rule 9-04 of Regulation S-X.  For your review the following lists detail what is included in other noninterest income, as well as what is included in other noninterest expense.

December 14, 2007
Volley

Other Noninterest Income	2006	2005	2004

Safe deposit box rental income	$28,082	$15,713	$27,683
Promotional coin sales	25,187	26,428	22,135
Wire transfer fees	24,730	19,690	12,440
Miscellaneous customer service fees	1,447	869	996
Cashier's check cees	1,214	1,676	1,924
Commission from accepting utility payments	2,758	7,407	8,417
Check cashing fees	39,381	7,171	-
Gain on sale of assets	32,334	27,662	53,914
Merchant services fees	4,270	3,783	6,243
Index Powered CD market adjustment	32,217	29,189	28,414
Bank owned life insurance income	81,683	81,632	121,867
Miscellaneous income	53,035	50,419	36,785
Total other noninterest income	$326,338	$271,639	$320,818

Other Noninterest Expense	2006	2005	2004

Other Supplies	$30,258	$26,044	$52,205
Bill Pay Expense	9,458	8,929	-
Advertising	49,580	51,892	53,237
Public relations	65,281	69,978	72,774
Contributions	59,628	55,923	47,871
Other insurance expense	21,655	25,040	29,506
Telecommunications expense	104,631	93,886	128,290
Employee travel expenses	32,105	24,483	18,654
Employee conventions expense	19,661	18,666	23,199
Business development expense	1,928	3,071	1,740
Subscriptions expense	17,770	18,148	17,545
Memberships expense	42,419	46,254	22,571
Loan closing fees expense	7,386	22,128	5,539
Loan appraisal fees	-	100	7,394
FDIC insurance expense	50,676	22,822	23,950
OCC assessment expenses	95,094	73,432	70,012
Errors on customer accounts	598	2,409	888
Employee education expenses	45,875	38,989	46,638
Cash over/short	1,973	1,736	1,408
Other real estate expenses	124,096	9,778	31,246
Repossed assets expense	5,549	5,161	6,552
Loss on sale of assets	80,641	7,863	18,215
Mortgage originator retainer	25,962	17,308	-
Core deposit intangible amortization	13,399	13,399	13,399
Due from banks service fees	79,396	93,492	75,797
WV business franchise tax	62,652	56,853	58,682
Business & occupation tax	47,471	40,004	27,834
Other taxes and licenses	28,724	31,257	35,988
Employee kitchen supplies	3,702	3,835	7,815
Fraudulent check write-offs	202	28,008	1,779
Miscellaneous expense	118,175	55,709	63,762
Total other noninterest expense	$1,245,945	$966,597	$964,490

December 14, 2007
Volley

Consolidated Statements of Comprehensive Income, page 27

5.           In future filings we will revise our Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Shareholders’ Equity for the period ended December 31, 2006 to report the transition adjustment required upon the adoption of SFAS 158 as an adjustment of the ending balance of accumulated other comprehensive income.  In future filings where this information is presented, we will also disclose this revision in a footnote to the financial statements.  The following represents a draft of those revised statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Net Income	$2,086,891	$2,047,186	$1,656,339

Other comprehensive income/(loss):
Gross unrealized gains/(losses) arising during the period	338,294	(1,060,150)	(972,022)
Adjustment for income tax (benefit)/expense	(128,552)	402,857	369,368
	209,742	(657,293)	(602,654)

Reclassification adjustment for (gains)/losses included in net income	17,694	-	(23,185)
Adjustment for income tax (benefit)/expense	(6,724)	-	8,810
	10,970	-	(14,375)

Increase in minimum pension liability	-	(1,155,756)	-
Adjustment for income tax benefit	-	439,187	-
	-	(716,569)	-

Other comprehensive income/(loss), net of tax	220,712	(1,373,862)	(617,029)

Comprehensive Income	$2,307,603	$673,324	$1,039,310

December 14, 2007
Volley

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury	Total Share-holders’
	Shares	Amount	Capital	Earnings	Income/(Loss)	Stock	Equity

Balance, December 31, 2003	750,000	$1,500,000	$2,100,000	$18,965,862	$675,016	$(2,762,464)	$20,478,414

Net income	-	-	-	1,656,339	-	-	1,656,339

Cost of 7,465 shares acquired as treasury stock	-	-	-	-	-	(322,854)	(322,854)

Cash dividends declared ($0.52 per share)	-	-	-	(972,089)	-	-	(972,089)

Other comprehensive income, net of tax	-	-	-	-	(617,029)	-	(617,029)

Balance, December 31, 2004	750,000	1,500,000	2,100,000	19,650,112	57,987	(3,085,318)	20,222,781

Net income	-	-	-	2,047,186	-	-	2,047,186

Cost of 5,925 shares acquired as treasury stock	-	-	-	-	-	(290,074)	(290,074)

Cash dividends declared ($0.53 per share)	-	-	-	(992,726)	-	-	(992,726)

Other comprehensive income, net of tax	-	-	-	-	(1,373,862)	-	(1,373,862)

Balance, December 31, 2005	750,000	1,500,000	2,100,000	20,704,572	(1,315,875)	(3,375,392)	19,613,305

Net income	-	-	-	2,086,891	-	-	2,086,891

Cost of 24,460 shares acquired as treasury stock	-	-	-	-	-	(456,171)	(456,171)

Cash dividends declared ($0.57 per share)	-	-	-	(1,048,482)	-	-	(1,048,482)

Other comprehensive income, net of tax	-	-	-	-	220,712	-	220,712

Adjustment to initially apply statement of financial accounting standard no. 158, net of tax	-	-	-	-	(138,236)	-	(138,236)

Stock split effected in the form of a 200% stock dividend	1,500,000	3,000,000	(2,100,000)	(900,000)	-	-	-

Balance, December 31, 2006	2,250,000	$4,500,000	$-	$20,842,981	$(1,233,399)	$(3,831,563)	$20,278,019

December 14, 2007
Volley

The following is a draft of the footnote disclosure to discuss the change in reported comprehensive income for 2006:

The company adopted Statement of Financial Accounting Standard No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) as of December 31, 2006.  The company had previously reported the adjustment to initially apply SFAS 158 as a component of comprehensive income on the Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Shareholders’ Equity on our Form 10-K filed for the year ended December 31, 2006.  The reporting of this adjustment has been subsequently changed to conform to the implementation guidance in SFAS 158 and is separately presented herein as an adjustment to the ending balance of accumulated other comprehensive income, net of tax, on our Consolidated Statement of Changes  in Shareholders’ Equity for the year ended December 31, 2006.

Note 12, Other Borrowings, page 45

6.
In future filings we will present short-term borrowings information for the last three fiscal years as required by Item VII. of Industry Guide 3.  The following table presents a draft of the revised table disclosing our short-term borrowing obligations:

	Repurchase	Line of	Federal Funds
	Agreement	Credit	Purchased

2006
Amount outstanding at December 31	$15,970,434	$3,438,000	$425,000

Weighted average interest rate at December 31	3.99%	5.40%	5.56%

Maximum month-end amount outstanding	$25,052,293	$9,630,000	$2,800,000

Average daily amount outstanding	$19,204,359	$2,699,222	$69,521

Weighted average interest rate for the year	3.43%	5.20%	4.79%

2005
Amount outstanding at December 31	$20,511,399	$-	$-

Weighted average interest rate at December 31	2.50%	-	-

Maximum month-end amount outstanding	$24,983,307	$1,389,500	$-

Average daily amount outstanding	$21,635,619	$108,678	$14,178

Weighted average interest rate for the year	2.30%	3.60%	3.55%

2004
Amount outstanding at December 31	$19,080,155	$3,130,000	$300,000

Weighted average interest rate at December 31	1.54%	2.21%	2.50%

Maximum month-end amount outstanding	$20,090,632	$3,130,000	$300,000

Average daily amount outstanding	$18,487,333	$667,135	$822

Weighted average interest rate for the year	1.62%	1.35%	2.50%

December 14, 2007
Volley

We appreciate your assistance in enhancing the overall disclosure of our filing.  If you have additional questions or require more information with regard to any of the information presented above, you may contact me via correspondence or phone at (304) 636-4095.

We acknowledge that Citizens Financial Corp. is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Citizens Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas K. Derbyshire

Thomas K. Derbyshire
Vice President, Treasurer, &
Principle Financial Officer